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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

General Growth Properties, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

370021107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 370021107

EXPLANATORY NOTE: This Amendment No. 12 to Schedule 13G is being filed solely to correct computational errors in the calculation of the number of shares of common stock, par value $.01 per share (the “Common Stock”), of General Growth Properties, Inc. (the “Company”) over which General Trust Company maintains sole voting and dispositive power, the percent of the class represented by such shares of Common Stock and the number of shares issuable upon conversion of certain limited partnership interests in GGP Limited Partnership (the “Operating Partnership”). This Amendment No. 12 to Schedule 13G does not reflect events occurring after the filing of Amendment No. 11 to Schedule 13G, or modify or update the disclosures therein in any way other than as required to reflect these changes.

1.	Name of Reporting Person: General Trust Company		I.R.S. Identification Nos. of above persons (entities only): 46-0406435

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 59,370,419*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 59,370,419*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 59,370,419*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 21.2%

12.	Type of Reporting Person: OO

*	Includes 45,356,493 shares of Common Stock issuable upon conversion of certain limited partnership interests in the Operating Partnership.

CUSIP No. 370021107	13G

Item 1(a)	Name of Issuer:

General Growth Properties, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

110 North Wacker Drive
Chicago, Illinois 60606

Item 2(a)	Name of Person Filing:

General Trust Company

Item 2(b)	Address of Principal Business Office or, if none, Residence:

300 North Dakota Avenue
Suite 202
Sioux Falls, South Dakota 57104

Item 2(c)	Citizenship:

South Dakota trust company

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

370021107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 370021107	13G

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership

	(a)	Amount beneficially owned:

59,370,419**

	(b)	Percent of class:

21.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

59,370,419**

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or direct the disposition of

59,370,419**

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.		Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Held by the Reporting Person solely in its capacity as trustee of trusts. The beneficiaries of the trusts are members of the Bucksbaum family which, for purposes hereof, includes the descendants of Martin, Matthew and Maurice Bucksbaum.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

**	Includes 45,356,493 shares of Common Stock issuable upon conversion of certain limited partnership interests in the Operating Partnership.

CUSIP No. 370021107	13G

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 370021107	13G

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2005

GENERAL TRUST COMPANY

By:	/s/ E. Michael Greaves

E. Michael Greaves, Vice President